C/O Fabrinet USA, Inc.

4104-24th Street

Suite #345

San Francisco, CA 94114

April 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Larry Spirgel, Assistant Director

Re:	Fabrinet Form 10-K for the Year Ended June 29, 2012 Filed August 28, 2012 File No. 001-34775

Ladies and Gentlemen:

Fabrinet (“we” or the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 22, 2013, relating to the Company’s Form 10-K for the year ended June 29, 2012 (File No. 001-34775) (the “Form 10-K”), filed August 28, 2012.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Year Ended June 29, 2012

Item 7. Management’s Discussion and Analysis….page 36

1.	In future filings, please consider revising your disclosure throughout Management’s Discussion and Analysis to address the underlying reasons for certain changes or emerging trends in your business operations. For example, we note you attribute substantial revenue decline during fiscal year 2012 to a “reduced customer demand for the optical communications manufacturing services.” In view of your general assertions about increasing growth for the optics communications market, a discussion of factors explaining why customer demand declined could enhance your overall disclosure. Also, consider including any known trends, demand, commitment, event or uncertainty that management reasonably expects will have a material favorable or unfavorable impact on business operations.

In response to the Staff’s comments, in future filings the Company will, when possible, (1) clarify the underlying reasons for certain changes or emerging trends in the Company’s business operations and (2) disclose known trends, demands, commitments, events or uncertainties that management reasonably expects will have a material impact on the Company’s business operations.

Securities and Exchange Commission

April 8, 2013

Notes to Consolidated Financial Statements, page 62

Note 20 – Business segments and geographic information, page 83

2.	We note that you have indentified Fabrinet’s board of directors as your chief operating decision maker. We also note that your chief executive officer is also the chairman of the board of directors. Please tell us the basis for your conclusion that the board of directors is the chief operating decision maker. Referencing the guidance in ASC Topic 280, tell us the key factors you considered in your analysis.

The Company respectfully advises the Staff that the Company has identified its chief executive officer (“CEO”) as its chief operating decision maker (“CODM”) since January 2012 and will reflect this in future filings. Pursuant to ASC Topic 280, the Company determined that the CEO is the CODM because he is the highest level of management at which decisions are made about how to allocate the Company’s resources and assess the performance of the Company. While other members of the Company’s executive management team assist the CEO in evaluating the Company’s performance and how to allocate resources, the CEO is the ultimate decision maker who can and does override decisions made by other executives. In addition, the CEO is the CODM for purposes of applying the management approach under ASC Topic 280 because he has control over the operating decisions that other executives propose. The CODM has access to the same information as the other members of the executive management team.

Exhibit 31.1 and 31.2

Section 302 Certification

3.	Please revise paragraph number four to state that you are also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please refer to Item 601(b)(31) of Regulation S-K.

The Company respectfully advises the Staff that in future filings the Company will revise paragraph number four of its Section 302 certifications to state that the certifying officers are responsible for establishing and maintaining internal control over financial reporting.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

April 8, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 887-1480. Thank you for your assistance.

Sincerely,

Fabrinet

/s/ Toh-Seng Ng
Toh-Seng Ng
Chief Financial Officer

cc:	David T. Mitchell, Fabrinet
Jose Macias, Wilson Sonsini Goodrich & Rosati
Gary Murphy, PricewaterhouseCoopers LLP